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                          September 8, 2022

       Vu L. Truong
       Chief Executive Officer
       Aridis Pharmaceuticals, Inc.
       983 University Avenue, Bldg. B
       Los Gatos, California 95032

                                                        Re: Aridis
Pharmaceuticals, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed September 2,
2022
                                                            File No. 333-267279

       Dear Dr. Truong:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Alan
Campbell at 202-551-4224 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Jeffrey J. Fessler,
Esq.